LAS ROCAS MINING CORP.
111 W. Gutierrez Street
Santa Barbara, CA  93101
(805)259-9707
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                                                                    May 23, 2007

Anne Nguyen Parker, Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
Mail Stop 7010
100 F St., N.E.
Washington, DC  20549

Re: Las Rocas Mining Corp.
    Amendment No. 2 to Registration Statement on Form SB-2
    Filed May 7, 2007
    File No. 333-141480

Dear Ms. Parker,

Thank you for your assistance with our filing. As per the comments in your letter dated May 14, 2007 we have amended our Registration Statement and provide this detailed cover letter to assist you in your review.

Plan of Distribution, page 12

     1. We have included a similar warning on the cover page of the prospectus and the summary section referencing the possibility that not all money will be returned in the event of third party creditor claims.


     2. We confirm that we will comply with the requirements of Rule 10b-9 and will refund investor proceeds promptly as set forth in that rule. We have restored "promptly" throughout our registration statement when discussing our "all or none" offering.

If you have any questions, please do not hesitate to contact me.

Sincerely,


/s/ Christopher Greenwood
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Christopher Greenwood
Director & President


cc: Carmen Moncada-Terry
    Ms. Karen Batcher